Exhibit 7.2 - Financial Statements of Capital Warehouse, Inc.


CAPITAL WAREHOUSE, INC.
FINANCIAL STATEMENTS
FEBRUARY 29, 1997 AND FEBRUARY 28, 1996


Report of Independent Accountants


August 22, 1997

To the Board of Directors and Stockholder of Capitol Warehouse, Inc.

In our opinion, the accompanying balance sheets and the related statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Capitol Warehouse, Inc. at February 29, 1997 and February 28, 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



       /S/ PRICE WATERHOUSE LLP

CAPITAL WAREHOUSE, INC.

Balance Sheets

                                           February 29,    February 28,
                                               1997            1996
Assets

Current assets
  Cash and cash equivalents                $      26,989   $     92,188
  Accounts receivable, trade (net of
  allowance of $65,275 and $0 respectively)    1,559,488      1,309,357
  Other current assets                            94,525         86,547
                                            ------------   ------------
     Total current assets                      1,681,002      1,488,092

Long term assets
  Equipment, at net book value                13,732,911     11,136,476
  Other assets                                    68,612        174,564

                                            ------------   ------------
Total assets                                $ 15,482,525   $ 12,799,132
                                            ============   ============

Liabilities and Stockholder's Equity
  Current Liabilities
    Current obligations under lease         $  3,553,927   $  2,702,182
    Accounts payable                             757,369        533,548
    Accrued expenses                             348,778        589,566
                                            ------------   ------------
      Total current liabilities                4,660,074      3,825,296


  Long term liabilities
    Deferred Taxes                               433,810        419,065
    Long term obligations under capital
      lease                                    8,733,492      6,883,055
   Other long term liabilities                    59,775         79,374
                                            ------------   ------------
     Total liabilities                        13,887,151     11,206,790

Stockholder's equity
  Common stock , no par value; 2000
  shares authorized, 301 shares issued           105,198        105,198
  Retained earnings                            1,574,241      1,571,209
                                            ------------   ------------
                                               1,679,439      1,676,407
  Less: Treasury stock, at cost -
        200 shares                                84,065         84,065
                                            ------------   ------------
     Total stockholders' equity                1,595,374      1,592,342
                                            ------------   ------------
     Total liabilities and stockholder's
        equity                              $ 15,482,525   $ 12,799,132
                                            ============   ============

The accompanying notes are an integral part of these financial statements.

CAPITAL WAREHOUSE, INC.

Statements of Income



                                            February 29,   February 28,
                                               1997           1996
Revenue                                     $ 16,919,893   $ 13,514,852

Operating expenses
  Operations salaries and benefits             4,660,551      3,985,729
  Fuel                                         3,081,206      2,086,867
  Equipment rental                               841,956        523,517
  Insurance                                    1,032,059        789,938
  Tires and maintenance                        1,087,128        473,601
  Depreciation                                 2,511,525      2,272,716
  Terminal expense                                11,501         31,410
  Purchased transportation                       976,630        737,283
  Other operating costs                        1,685,852        685,469
  Selling and administrative expenses            432,814        967,023
                                            ------------   ------------
     Total costs and expenses                 16,321,222     12,553,553

Income from operations                           598,671        961,299

Other income (expense)
  Other income, net                              485,716        178,077
  Interest income                                    994          3,431
  Interest expense                            (1,067,604)      (882,762)
                                             -----------   ------------
  Income before income taxes                      17,777        260,045

  Provision for income taxes                      14,745        105,388
                                             -----------   ------------
    Net income                               $     3,032   $    154,657
                                             ===========   ============

The accompanying notes are an integral part of these financial statements.

CAPITAL WAREHOUSE, INC.

Statements of Retained Earnings

                                           February 29,    February 28,
                                              1997            1996

Balance at beginning of year               $  1,571,209    $  1,416,552

  Net Income                                      3,032         154,657
                                           ------------    ------------
Balance at end of year                     $  1,574,241    $  1,571,209
                                           ============    ============

The accompanying notes are an integral part of these financial statements.

CAPITAL WAREHOUSE, INC.

Statements of Statements of Cash Flows



                                           February 29,    February 28,
                                              1997            1996

Cash flows from operating activities
  Net income                               $      3,032    $   154,657
  Adjustments to reconcile net income to net
    cash provided by operating activities
      Depreciation                            2,511,525      2,272,716
      Deferred income taxes                      14,745         59,485
      Changes in operating assets and liabilities
        Accounts receivable                    (250,131)      (432,730)
        Other current assets                     (7,978)       (10,413)
        Other assets                             105,952       (51,498)
        Accounts payable                         223,821       (35,368)
        Accrued expenses                       (240,788)       445,882
        Other liabilities                       (19,598)       (20,536)
                                           ------------   ------------
      Net cash provided by operating
          activities                          2,340,580      2,382,195
                                           ------------   ------------
Cash flows from investing activities
  Purchases of equipment                     (2,481,041)    (4,130,916)
                                           ------------   ------------
Cash flows from financing activities
  Net financing of capital lease obligations     75,262      1,696,790
                                           ------------   ------------

Decrease in cash and cash equivalents           (65,199)       (51,931)

Cash and cash equivalents, beginning of year     92,188        144,119
                                           ------------   ------------

Cash and cash equivalents, end of year     $     26,989   $     92,188
                                           ============   ============

Supplemental disclosure of cash flow information:
  Cash paid for interest                   $    860,721   $    765,433
  Income taxes                                        -              -






The accompanying notes are an integral part of these financial statements.

CAPITAL WAREHOUSE, INC.

Notes to Financial Statements


1.   Description of Business and Summary of Significant Accounting Policies

     Nature of operations
     The Company is engaged in the transportation and warehousing business, serving customers located primarily in the eastern half of the United
     States.   The ability of the Company's customers to honor their
     obligations is greatly dependent upon the manufacturing economy.

     Revenues and receivables
     Revenues are recognized upon delivery of freight or upon services rendered. Accounts receivable is primarily concentrated with various commercial customers. The company performs on-going credit evaluations of its customers and believes that accounts receivable is well diversified, thereby reducing potential credit risk.

     Basis of presentation
     Certain prior year accounts have been reclassified to conform with current year classifications.

     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair value of financial instruments
     The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value at February 29, 1997 due to the relatively short period
     to maturity of these instruments.   Long-term purchase obligations
     with fixed interest rates are recorded at face value (see Note 4): however, the obligations' fair values at February 29, 1997 are not practicable to estimate.

     Property and equipment
     The Company uses the straight-line and accelerated methods of computing depreciation at rates adequate to amortize the cost of the applicable assets over their estimated useful lives.

     Items capitalized as part of property and equipment are valued at cost. Maintenance and repairs are expensed as incurred. The asset cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in operations.

     Income taxes
     Deferred income tax assets and liabilities are computed for differences between the financial reporting basis and income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.
     The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.


2.   Prepaid Lease

     The Company has $48,552 in prepaid lease expense representing the remaining basis of transportation equipment traded from transportation equipment lease under an operating lease. The prepaid expense is being amortized over the remaining life of the lease. The amount to be amortized in the next twelve months is included in prepaid expenses on the financial statements as a current asset.


3.   Retirement Plan

     On March 1, 1995, The Company established a salary reduction retirement savings plan covering substantially all employees. Under the plan, the Company will match 10% of the first 5% contributed by the employee. Employees are fully vested after 6 years of service. During the years ended 1997 and 1996, related contributions charged to expense were $10,627 and $9,088, respectively.


4.   Long-Term Debt

     Long-term debt at February 29, 1997 and February 28,
     1996 consists of the following:

                                              1997            1996

     7.84% to 14.015% equipment purchase
        obligations payable in monthly,
        instalments, including interest    $  8,733,492   $  6,883,055

     Lease payments due in one year           3,553,927      2,702,182
                                           ------------   ------------
        Total long-term debt               $ 12,287,419   $  9,585,237
                                           ============   ============

     Future minimum lease payments on initial or remaining term capital lease obligations at February 29, 1997 consists of the following:

         Year ending
         February 29,

            1998                           $  4,745,662
            1999                              4,025,462
            2000                              3,670,066
            2001                              2,631,898
            2002                              1,517,819
                                           ------------
            Total capital leases             16,590,907
            Less: Amount representing
                  interest                   (4,303,488)
                                           ------------
                                           $ 12,287,419
                                           ============


     In addition, the Company leases various equipment on a monthly basis under non-cancelable operating leases. Rent expense for 1997 and 1996 amounted to $521,642 and $381,509, respectively.


5.   Income Taxes

     The components of the provision for income taxes is summarized as follows:

                                              1997            1996

     Current:
       Federal                             $              $     39,018
       State                                                     6,885
                                           ------------   ------------
                                                                45,903
                                           ------------   ------------

     Deferred:
       Federal                                   12,535         50,560
       State                                      2,210          8,925
                                           ------------   ------------
                                                 14,745         59,485
                                           ------------   ------------
                                           $     14,745   $    105,388
                                           ============   ============


     The provision for income taxes differed from the federal statutory income tax rate as follows:

                                              1997            1996

     Provision at federal statutory rate   $      6,044   $     88,415
     State and local income taxes-
        net of federal tax benefit                  800         11,702
     Non-deductible expenses                      8,197          5,879
     Other                                         (296)          (608)
                                            -----------   ------------
        Net provision for income taxes      $    14,745   $    105,388
                                            ===========   ============


     A net deferred income tax liability results from temporary differences in recognition of differences for tax and financial statement purposes. The sources of these differences and the (asset) liability at February 29, 1997 and February 28, 1996 from each were as follows:

                                              1997            1996

     Depreciation methods                  $  1,895,140   $  1,505,468
     Allowance for doubtful accounts            (25,457)             -
     Utilization of carryovers
       Net operating loss                    (1,312,053)      (962,578)
       Alternative minimum tax                 (103,742)      (103,742)
       Investment tax credit                    (18,320)       (18,320)
     Other                                       (1,758)        (1,763)
                                            ------------   ------------
         Totals                             $    433,810   $    419,065
                                            ============   ============

     For income tax purposes, the Company has available net operating loss carryovers of $3,364,238 which may be used to reduce taxable income of the Company for subsequent years. The carryovers expire as follows:

            February 28, 2002              $     30,918
            February 28, 2005                    11,428
            February 28, 2009                   120,974
            February 28, 2010                   425,416
            February 28, 2011                   545,217
            February 28, 2012                 2,230,285
                                            -----------
                                            $ 3,364,238
                                            ===========


6.   Related Party Transactions

     The Company leases its warehouses and terminal on a month-to-month basis from its sole stockholder. Rentals of $481,722 and $381,509 on these properties were paid for the years ended 1997 and 1996, respectively.

     A life insurance policy with cash surrender value of $68,600 at February 29, 1997 is pledged as security on a mortgage loan on property owned by the sole stockholder which is rented to the Company. The cash surrender value has been recorded in other assets on the accompanying balance sheet. The Company also leases a tractor from its sole stockholder; rental of $12,000 was paid for the years ended 1997 and 1996.

     The Company leases trailers from a company which is owned by the sole stockholder's spouse. Rent expense on these trailers was approximately $31,400 for the years ended 1997 and 1996, respectively.


7.   Workers' Compensation Claims Payable

     The Company has settled workers' compensation claims related to prior years and continues to make periodic payments. At February 29, 1997, the balance sheet reflects future minimum payments on these settlements as follows:

            Year ending
            February 28,

                1998                        $      24,893
                1999                               20,389
                2000                               20,389
                2001                               18,369
                2002                                  628
                                             ------------
                                             $     84,668
                                             ============

8.   Contingent Liabilities

     The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes the ultimate result of these legal actions and proceedings will not have a material adverse affect upon the financial position of the Company.


9.   Principal Customers

     The Company serves six customers which were responsible for approximately 63 percent of revenues for the years ended
     February 29, 1997 and February 28, 1996.


10.  Subsequent Event

     On August 15, 1997, all outstanding stock of the Company was acquired by Transit Group, Inc. for a purchase price of approximately $4.3 million consisting of the issuance of 641,283 shares of Transit Group, Inc. stock for all issued and outstanding common stock of the Company.